T · Online ·

T-Online International AG
P.O.Box 10 11 52, 64211 Darmstadt, Germany

RECEIVED
2005 MAY 12 A 9:1
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA

05007792

Your ref.	file number is 82-5125
Our ref.	Investor Relations
Telephone	+49 6151 680-2931
Date	May 02, 2005
Subject	T-Online International AG

SUPPL

To whom it may concern:

Please find enclosed

- the press release of April 28 2005, regarding "T-Online reports to the Shareholders' Meeting on a successful 2004"

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Enclosure

5/12

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board Kai-Uwe Ricke (Chairman)

T-Online reports to the Shareholders´ Meeting on a successful 2004

Darmstadt/Hanover, April 28, 2005 - The Board of Management and Supervisory Board of T-Online International AG presented the review of the fiscal year 2004 to shareholders at the company´s fifth public Shareholders´ Meeting in Hanover. The fiscal year 2004 was one of profitable growth for T-Online, particularly on the back of the successful development of broadband Internet. On the product side, T-Online continued to improve its already strong position in the key Internet markets of the future with the expansion of digital entertainment services such as Musicload or video on demand.

In 2004, T-Online International AG confirmed its leading position in the German Internet market and generated a positive group result for the first time since going public in the year 2000. For the first time, T-Online?s international subsidiaries contributed to the group result, on the basis of positive EBITDA, in the past fiscal year as forecast.

"T-Online fulfilled or even exceeded all of its forecasts in 2004", said Rainer Beaujean, Chairman of the Board of Management of T-Online International AG, in his report on the fiscal year. "We have generated a positive group result for the first time and are therefore able for the first time to propose to our shareholders the payment of a dividend".

T-Online´s revenue rose by 9.3 percent to more than EUR 2.0 billion in 2004; EBITDA (excluding non-recurring effects) increased by 48.7 percent to EUR 472.3 million. The group result for the 2004 fiscal year amounted to EUR 317 million, following a loss of EUR 145.7 million in the prior year (excluding non-recurring effects). T-Online proposes to the Shareholders´ Meeting to use the profit generated to pay a dividend of 4 eurocents per share.

T-Online benefited in particular from the very healthy growth in the number of DSL subscribers in 2004: At the end of 2004, the number of DSL subscribers served by the T-Online group had increased by a total of 1.2 million. Measured in terms of newly activated T-DSL lines operated by Deutsche Telekom AG, T-Online has maintained its position as the leading Internet service provider in Germany with a share of 55 percent in 2004.

Strategic focus on "triple play" offers consisting of Internet access, entertainment and communication services
The Internet market in Germany and the rest of Europe is currently dominated by two important trends: the rapid growth of broadband and the associated convergence of digital content, as well as the further individualization of offerings. In the 2004 fiscal year, T-Online refined the strategic focus of the company, which will lead to further sustained growth in the dynamic broadband market. The goal is to underpin in the long term T-Online's position as a leading innovator in the strong broadband and IP services growth market with a range of initiatives.

T-Online has identified and already begun implementing three key strategic initiatives:

- Greater customer orientation through full-package marketing

of DSL. T-Online has positioned itself as a full-package DSL provider since February 1, 2005 by marketing the DSL line, Internet access and hardware components on a resale basis.

- Focusing on a "triple-play" strategy with bundled offers consisting of Internet access, entertainment and communication services to meet individual customer's needs for a comprehensive broadband offering with digital media content.

- Expansion of the market position in France and Spain. T-Online is pursuing the goal of becoming the number one or two among the alternative DSL providers and of achieving market shares of between 15 and 20 percent in both of these growth markets in the medium term.

In the course of fiscal year 2004, Deutsche Telekom AG proposed to T-Online International AG a merger of the two companies. The merger agreement, which has since been signed by the Boards of Management of both companies and reviewed by the independent, court-appointed merger auditor, has been submitted to the T-Online International AG shareholders´ meeting for resolution.